This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

March 13, 2006

Item 3: Press Release

A Press release dated and issued March 13, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold wishes to announce a non-brokered private placement of up to 5,714,286 units at a purchase price of $0.35 per unit.

Item 5: Full Description of Material Change

Vancouver, BC – March 13, 2006. Freegold Ventures Limited (the “Company”) wishes to announce a non-brokered private placement of up to 5,714,286 units at a purchase price of $0.35 per unit for gross proceeds of up to $2,000,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.45 per share for a period of twelve months from the date of issuance of the warrants.

The proceeds from the private placement will be used to fund on-going exploration and evaluation programs on the Company’s Idaho, Alaska and Yukon gold properties and for general working capital.

A 2% finders fee may be paid in cash on one million dollars of this placement.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___March 13, 2006_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity